Amaze Holdings, Inc.

2901 West Coast Highway, Suite 200

Newport Beach, California 92663

September 18, 2025

VIA EDGAR

Office of Trade and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Rucha Pandit

Re:         Amaze Holdings, Inc.

Registration Statement on Form S-3

File No. 333-289876

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amaze Holdings, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time on September 19, 2025, or as soon thereafter as is practicable.

Please notify Andy Tataryn of Maslon LLP at 612-672-8327 or, in his absence, Bill Mower of Maslon LLP at 612-672-8358 when this request for acceleration has been granted.

Very truly yours,

AMAZE HOLDINGS, INC.

By: /s/ Aaron Day

Aaron Day

Chief Executive Officer